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                                                                     EXHIBIT 9

                          [LETTERHEAD OF BORDEN, INC.]




July 19, 1994



Mr. Paul B. Kazarian
Managing Partner
Japonica Partners
30 Kennedy Plaza
Providence, Rhode Island 02903

Dear Mr. Kazarian:

I am in receipt of your letters of July 5th and July 14th, 1994.

Mr. Rosenfeld repeatedly asked your colleague Mr. Fahmey questions relating to the financial resources of your group and the proposed sources of funds for the transaction you are suggesting. Your colleague avoided answering these questions. We take this to mean that you do not have financing. Mr. Rosenfeld did not suggest that Borden is unable to pay down its current debt load or comment upon the anticipated proceeds of the asset sales program. He simply expressed the view, consistent with the above, that financing the acquisition of Borden is a complex matter.

Borden faces serious challenges and it is doing its best to address them. Any distraction from these efforts entails a severe cost which could only be justified if it were likely to produce a material benefit for the Company. On this basis we do not believe it is in Borden's interest to pursue this matter further with you.



Yours sincerely,


/s/ Frank J. Tasco
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Frank J. Tasco
Chairman